Woodmen Financial Services, Inc.

Computation of Net Capital – Pursuant to Rule 15c3-1

December 31, 2015

Computation of net capital		
Total stockholder's equity		$ 585,080
Ownership equity not allowable		-
Total regulatory capital		585,080
Deductions and/or charges:		
Nonallowable assets:		
Other receivables	$ 3,294	
Other assets	99,719	
Total deductions and/or charges		103,013
Net capital before haircuts on securities positions		482,067
Haircuts on securities	$	
Net capital		$ 482,067
Computation of basic net capital requirement		
Minimum net capital required Note (A)		$ 23,110
Net capital requirement (minimum)		50,000
Net capital requirement		50,000
Excess net capital		432,067
Net capital less greater of 10% of line 19 or 120% of line 12		422,067
Computation of aggregate indebtedness		
Total A.I. liabilities from statement of financial condition:		
Commissions payable		$ 190,153
Due to parent		5,599
Accounts payable and accrued expenses		150,902
Total aggregate indebtedness		$ 346,654
Percentage of aggregate indebtedness to net capital		71.91%
Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)		-%